UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41670

Apollomics Inc.

(Translation of Registrant’s Name in English)

989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.

By:	/s/ Sanjeev Redkar
	Name:	Sanjeev Redkar
	Title:	President, Executive Director and Principal Financial Officer

Dated: March 30, 2023

Exhibit No.	Description of Exhibit

99.1	Press Release, dated March 30, 2023.